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June 18, 2008	direct dial 202 508 5852 direct fax 202 204 5614 EOlifer@KilpatrickStockton.com

Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	Provident Bankshares Corporation
Registration Statement on Form S-3
Filed May 23, 2008
File No. 333-125230

Dear Mr. Dundas:

On behalf of Provident Bankshares Corporation (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended Registration Statement”), marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes to the Registration Statement on Form S-3 filed on May 23, 2008.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on June 3, 2008. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Comment No. 1

Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Gregory Dundas

June 18, 2008

Response to Comment No. 1

The Company has been advised by the selling shareholders that, except as set forth below, none of the selling shareholders is a broker-dealer or an affiliate, as defined by Rule 405, of a broker dealer:

1.    T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment adviser to the following funds that are selling shareholders (the “Funds”): T. Rowe Price Small-Cap Value Fund, Inc.; T. Rowe Price Small-Cap Stock Fund, Inc.; T. Rowe Price Institutional Small-Cap Stock Fund, Inc.; and T. Rowe Price Financial Services Fund, Inc. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the T. Rowe Price Small-Cal Value Fund, Inc. as well as other funds in the T. Rowe Price family. TRPIS does not engage in underwriting or market-making activities involving individual securities. The securities were acquired as investments by the Funds in the ordinary course of business.

2.    Jefferies Dakota Master Fund, Ltd., a Cayman Islands exempted company (the “Dakota Fund”), is a private investment fund and not a broker dealer. The Dakota Fund’s investment adviser, Jefferies Asset Management, LLC (“JAM”) is under the control of Jefferies Group, Inc. (“Group”). Group also controls Jefferies & Company, Inc. (“Jefferies”), a broker dealer registered under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). A majority of the Dakota Fund’s feeder funds’ interests are owned by entities also under the common control of Group and employees of JAM. The Dakota Fund is consolidated into Group for accounting purposes, but the Dakota Fund’s board of directors is independent from both JAM and Jefferies. Jefferies is not involved with (i) the day to day operations of the Dakota Fund or JAM, (ii) the investment strategies of the Dakota Fund, (iii) the operations of the Dakota Fund’s feeder funds, (iv) or the Dakota Fund’s board of directors. Further, the securities were purchased by the Dakota Fund through an unaffiliated broker-dealer and any sales of the securities by the Dakota Fund are expected to be through an unaffiliated broker-dealer. The Dakota Fund acquired the securities as investments in the ordinary course of business.

The Company has also been advised by the selling shareholders that none of them acquired their securities as compensation for the professional services of the broker-dealer and that all securities were acquired as investments.

Comment No. 2

For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Gregory Dundas

June 18, 2008

Response to Comment No. 2

Not applicable as none of the selling shareholders is a broker-dealer.

Comment No. 3

If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates;

•	purchased the securities to be resold in the ordinary course of business; and
•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response to Comment No. 3

The final paragraph under the caption “Selling Shareholders” on page 11 of the Amended Registration Statement has been added in response to this comment.

Comment No. 4

With respect to each selling shareholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act. If not, you must identify the natural person or persons having voting and investment control over the securities they hold. Please revise accordingly.

Response to Comment No. 4.

The Company has been advised that, with the exception of the following selling shareholders, each selling shareholder that is not a natural person is a reporting company under the Exchange Act, a majority-owned subsidiary (or, in the case of Jefferies Dakota Master Fund, Ltd., an indirect, majority owned subsidiary) of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act:

Gregory Dundas

June 18, 2008

1.	Boathouse Row I, LP
2.	Boathouse Row II, LP
3	Boathouse Row Offshore, LTD
4.	Boathouse Row Offshore Regatta, LTD
5.	Sandler O’Neill Asset Management – Malta Partners, L.P.
6.	Sandler O’Neill Asset Management – Malta Hedge Fund, L.P.
7.	Sandler O’Neill Asset Management – Malta Hedge Fund II, L.P.
8	Sandler O’Neill Asset Management – Malta Offshore , LTD.
9.	Sandler O’Neill Asset Management – Malta MLC Fund, L.P.
10.	Sandler O’Neill Asset Management – Malta MLC Offshore, LTD.
11.	Sandler O’Neill Asset Management – Malta Titan Fund, L.P.
12.	SOAM Capital Parnters, L.P.
13.	Bay Pond Partners, L.P.
14.	Bay Pond Investors (Bermuda), L.P.

In response to this comment, footnote 18 has been added to the references to entities one through four above as they appear in the table under the caption “Selling Shareholders” on page eight of the Amended Registration Statement. The text of footnote 18 has been added on page 10 of the Amended Registration Statement.

Also in response to this comment, footnote 23 has been added to the references to entities five through 12 above as they appear in the table under the caption “Selling Shareholders” on page nine of the Amended Registration Statement. The text of footnote 23 has been added on page 10 of the Amended Registration Statement.

With respect to entities 13 and 14 above, footnote 22 discloses that Wellington Management Company, LLP is the investment advisor to each such entity. As reflected in correspondence to the Staff from Wellington Management’s counsel and previously furnished to you, Wellington Management has asserted, and the Staff has concurred, that Wellington Management’s structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership.

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Please date stamp the enclosed copy of this letter and return it to the undersigned in the enclosed business reply envelope. If you have any questions about our responses or require any additional information, please do not hesitate to call the undersigned at 202-508-5852.

Very truly yours, KILPATRICK STOCKTON LLP

/s/ Edward G. Olifer
Edward G. Olifer